Gordon Feinblatt LLC

Attorneys at Law

Andrew D. Bulgin 410-576-4280 FAX 410-576-4197 abulgin@gfrlaw.com	233 East Redwood Street Baltimore, Maryland 21202-3332 410-576-4000 www.gfrlaw.com

January 7, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jacqueline Kaufman

Re:	Crumbs Bake Shop, Inc.

Pre-Effective Amendment No. 1

Registration Statement on Form S-3/A (File 333-184837)

Ladies and Gentlemen:

This letter follows my telephone conversation this morning with Jacqueline Kaufman with respect to the above-referenced Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Amendment”) filed on January 4, 2013 and, specifically, the request for acceleration with respect thereto that was filed by Crumbs Bake Shop, Inc. (the “Company”) therewith. The Company filed the request for acceleration based on its understanding that the staff of the Securities and Exchange Commission (the “Staff”) had completed its reviews of the Registration Amendment and the Company’s Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the year ended December 31, 2011 (the “10-K Amendment”). Ms. Kaufman informed me this morning, however, that the Staff needs to confirm that the Registration Amendment and the 10-K Amendment do, in fact, contain the revisions that were set forth in the Company’s responses to the Staff’s comment letters.

Please accept this letter, pursuant to the authority granted to the undersigned by the Company in its request for acceleration, as a withdrawal of the Company’s request for acceleration. Once the Staff clears the Registration Amendment and the 10-K Amendment, we will resubmit a request for acceleration. Should you have any questions, please contact me at (410) 576-4280 or abulgin@gfrlaw.com.

Sincerely,

/s/ Andrew D. Bulgin

Andrew D. Bulgin